UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ______________ to ____________

                         Commission file number 1-12079

                   CALPINE CORPORATION RETIREMENT SAVINGS PLAN
                            (Full title of the plan)

                               CALPINE CORPORATION
                           50 WEST SAN FERNANDO STREET
                           SAN JOSE, CALIFORNIA 95113
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information

Financial Statements
--------------------

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000

Notes to Financial Statements

Other
-----

Schedule G, Line 4d--Schedule of Nonexempt Transactions for the Year Ended December 31, 2000

Schedule H, Line 4i--Schedule of Assets (Held at End of Year) as of December 31, 2000

Exhibit 23.1--Consent of Independent Public Accountants

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     Calpine Corporation Retirement Savings Plan

Date:  June 29, 2001                 By:   /s/ Peter Cartwright
                                           ---------------------------------
                                           Peter Cartwright
                                           Chairman of the Board of Directors of
                                           Calpine Corporation

CALPINE CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements
As of December 31, 2000 and 1999
Together with Report of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Advisory Committee of the
Calpine Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Calpine Corporation Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of nonexempt transactions for the year ended December 31, 2000 and assets (held at end of year) as of December 31, 2000, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Jose, California,
June 25, 2001

                               CALPINE CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN 77-0212977
                                 PLAN NUMBER 002

                                TABLE OF CONTENTS

Statements of Net Assets Available for Benefits as of
December 31, 2000 and 1999                                                     1

Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2000                                                   2

Notes to Financial Statements                                                3-5

Schedule G, Line 4d--Schedule of Nonexempt Transactions for the
Year Ended December 31, 2000                                                   6

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
as of December 31, 2000                                                        7

Exhibit 23.1--Consent of Independent Public Accountants                        8

                               CALPINE CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN 77-0212977
                                 PLAN NUMBER 002

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999

                                            2000         1999
                                        -----------  ------------
ASSETS:
   Investments, at fair value           $82,255,772   $37,140,129
                                        -----------   -----------
   Receivables:
     Employer contributions                    --         103,460
     Participant contributions                 --         204,630
     Accrued income                         447,725         1,212
                                        -----------   -----------
                Total receivables           447,725       309,302
                                        -----------   -----------
                Total assets             82,703,497    37,449,431
LIABILITIES:
   Payable for securities purchased            --          71,308
                                        -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS       $82,703,497   $37,378,123
                                        ===========   ===========

        The accompanying notes are an integral part of these statements.

                               CALPINE CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN 77-0212977
                                 PLAN NUMBER 002

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS:
   Additions to net assets attributed to:
     Investment income:
       Net appreciation in fair value of investments   $18,751,896
       Interest and dividends                            3,053,475
                                                       -----------
                 Total investment income                21,805,371
                                                       -----------
     Contributions:
       Participant                                       7,418,962
       Employer                                          2,947,740
       Rollover                                         13,782,752
                                                       -----------
                Total contributions                     24,149,454
                                                       -----------
     Net assets transferred from a related plan            765,453
                                                       -----------
                Total additions                         46,720,278
                                                       -----------
DEDUCTIONS:
   Deductions from net assets attributed to:
     Benefits paid to participants                       1,331,946
     Administrative expenses                                62,958
                                                       -----------
                Total deductions                         1,394,904
                                                       -----------
                Net increase                            45,325,374
NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                  37,378,123
                                                       -----------
     End of year                                       $82,703,497
                                                       ===========

         The accompanying notes are an integral part of this statement.

                               CALPINE CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN 77-0212977
                                 PLAN NUMBER 002

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



1.        Description of the Plan and Investment Program:

          The following describes the major provisions of the Calpine Corporation Retirement Savings Plan (the Plan) and provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

          General

          Calpine Corporation (the Company) established the Plan effective January 1, 1987, to supplement employees' retirement income. Effective January 1, 2000, all active, full-time employees, with the exception of collective bargaining employees, are eligible to participate in the Plan the first of the month following the employee's hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is directly monitored by the Advisory Committee appointed by the Board of Directors. Fidelity Management Trust Company is the plan trustee.

          Participant and Company Contributions

          The Company makes nondiscretionary monthly contributions to the Plan equal to 3 percent of a participant's annual compensation over 12 monthly contributions, subject to certain limitations, and may also make discretionary profit-sharing contributions each plan year. The Plan also permits participant pre-tax contributions. Employees may make after-tax contributions of up to 10 percent of their salaries, as specified in the Plan.

          In addition to the nondiscretionary contributions, during the year ended December 31, 2000, the Company contributed $609,872, representing earnings on delayed remittance of employee contributions to the Plan.

          Participant Accounts

          Each participant has the right to direct the investment of his/her account balance and contributions to various funds, all of which are managed by Fidelity Investments. The funds are provided to allow participants a choice as to investment elections. Participants may change the allocation of their contributions on a daily basis. In addition, participants may borrow from their accounts in accordance with the Plan's provisions.

          Vesting

          Participants are always fully vested in their account balances. Generally, distributions are made only when a participant terminates employment or for reasons of retirement, death or disability. However, withdrawals may be made in the event of certain other conditions, such as financial hardship, as specified in the Plan.

          Participant Loans

          Participants are allowed to have one loan outstanding at any one time. Loans are limited to the lesser of $50,000 or one-half of the participant's balance and are secured by his/her account balance. Loans must be for a minimum of $1,000. Loans of less than $2,500 must have a term of two years or less. Loans over that amount can have any term less than or equal to five years. Participants can obtain loans with a term of ten years if the loans are used for the purpose of acquiring their principal residences. Interest rates on the loans outstanding at December 31, 2000 range from 7.12 percent to 9.75 percent.

          Payments of Benefits

          Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Additional optional payment forms, including a qualified joint and survivor annuity, are available at the election of the participant.

          Administrative Expenses

          Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan. Other outside professional and administrative services are paid or provided by the Company.

          Plan Termination

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.        Summary of Significant Accounting Policies:

          Basis of Accounting

          The accompanying financial statements of the Plan were prepared in accordance with accounting principles generally accepted in the United States.

          Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          Investment Valuation and Income Recognition

          In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

          Calpine Corporation Common Stock, a publicly traded security, is valued at fair value based upon the last reported sales price on the last business day of the plan year.

          Mutual fund investments are reported at fair value based on the net asset value of each mutual fund.

          Participant loans are stated at book value, which approximates fair value.

          Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

          Benefits

          Benefits are recorded when paid.

          Derivative Instruments

          Effective January 1, 2001, the Plan has adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement does not have a material impact on the Plan. As of December 31, 2000, the Plan did not have any derivative instruments.

3.        Investments:

          The following represents individual investments held by the Plan:

                                                         December 31,
                                                  -------------------------
                                                      2000          1999
                                                  -----------   -----------
          Calpine Corporation Common Stock        $53,014,229   $ 7,962,881
          Fidelity Magellan Fund                    8,735,751    10,257,830
          Fidelity Aggressive Growth Fund           6,501,123     7,166,573
          Fidelity Balanced Fund                    3,123,981     2,853,510
          Fidelity Overseas Fund                    2,205,192     2,545,258
          Fidelity Equity Income II Fund            2,622,160     2,029,312
          Fidelity Retirement Money Market Fund     3,486,431     1,892,902
          Fidelity Intermediate Bond Fund           1,073,346       978,940
          Participant loans                         1,395,565     1,044,577
          Interest-bearing cash                        97,994       408,346
                                                  -----------   -----------
                                                  $82,255,772   $37,140,129
                                                  ===========   ===========

          During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $18,751,896 as follows:

                     Mutual funds                        $(5,774,760)
                     Calpine Corporation Common Stock     24,526,656
                                                         -----------
                                                         $18,751,896
                                                         ===========

4.        Party-In-Interest Transactions:

          The trustee is a party-in-interest according to Section 3(14) of ERISA. The trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization that provides these services to the Plan is a related party-in-interest. In 2000, fees paid to the trustee were $62,958.

5.        Tax Status:

          The Internal Revenue Service has determined and informed the Company by a letter dated September 23, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

                               CALPINE CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN 77-0212977
                                 PLAN NUMBER 002

             SCHEDULE G, LINE 4d--SCHEDULE OF NONEXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                                                                  (i)      (j)
        (a)                (b)                 (c)               (d)       (e)     (f)      (g)        (h)      Current    Net
 Identity of Party    Relationship        Description of       Purchase  Selling  Lease   Expenses   Cost of    Value of   Gain
      Involved           to Plan           Transaction          Price     Price   Rental  Incurred    Asset      Asset    (Loss)
--------------------  ------------  -------------------------  --------  -------  ------  --------  ----------  --------  ------
*Calpine Corporation    Employer    Late 401(k) contributions    N/A       N/A     N/A      N/A     $  144,680    N/A      N/A
*Calpine Corporation    Employer    Late 401(k) contributions    N/A       N/A     N/A      N/A        201,465    N/A      N/A
*Calpine Corporation    Employer    Late 401(k) contributions    N/A       N/A     N/A      N/A      1,429,385    N/A      N/A
*Calpine Corporation    Employer    Late 401(k) contributions    N/A       N/A     N/A      N/A        222,187    N/A      N/A
*Calpine Corporation    Employer    Late 401(k) contributions    N/A       N/A     N/A      N/A        195,267    N/A      N/A
*Calpine Corporation    Employer    Late 401(k) contributions    N/A       N/A     N/A      N/A        207,323    N/A      N/A
*Calpine Corporation    Employer    Late 401(k) contributions    N/A       N/A     N/A      N/A        217,488    N/A      N/A

*Represents a party-in-interest

                               CALPINE CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN 77-0212977
                                 PLAN NUMBER 002

          SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2000

                       (b)
           Identity of Issue, Borrower,                             (c)                           (d)          (e)
 (a)         Lessor or Similar Party                     Description of Investment                Cost     Current Value
-----  -------------------------------------      --------------------------------------------   ------    -------------
  *    Calpine Corporation Common Stock           1,746,460 shares of mutual fund investments      N/A       $53,014,229
  *    Fidelity Magellan Fund                     73,225 shares of mutual fund investments         N/A         8,735,751
  *    Fidelity Aggressive Growth Fund            179,738 shares of mutual fund investments        N/A         6,501,123
  *    Fidelity Balanced Fund                     205,660 shares of mutual fund investments        N/A         3,123,981
  *    Fidelity Overseas Fund                     64,160 shares of mutual fund investments         N/A         2,205,192
  *    Fidelity Equity Income II Fund             109,898 shares of mutual fund investments        N/A         2,622,160
  *    Fidelity Retirement Money Market Fund      3,486,431 shares of money market investments     N/A         3,486,431
  *    Fidelity Intermediate Bond Fund            106,907 shares of mutual fund investments        N/A         1,073,346
  *    Participant loans                          Interest rates, 7.12% to 9.75%                   N/A         1,395,565
  *    Fidelity                                   Interest-bearing cash                            N/A            97,994
                                                                                                             -----------
                                                  Total                                                      $82,255,772
                                                                                                             ===========

*Represents a party-in-interest

EXHIBIT 23.1

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Registration Statement on Form S-8 File No. 333-34002.

San Jose, California
June 25, 2001